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                                                                     Exhibit 4.2

                                  ARTICLE FOUR

         The total number of shares of stock which the corporation has authority to issue is Seventy-Five Million (75,000,000) shares, of which Fifty Million (50,000,000) shares shall be Common Stock, par value $0.0001 per share (the "Common Stock) and Twenty-Five Million (25,000,000) shares shall be Preferred Stock, par value $.0001 per share (the "Preferred Stock"). The corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the corporation shall have notice thereof, except as expressly provided by applicable law. The shares of the Preferred Stock and Common Stock, respectively, shall have the following express terms:

         SECTION 2. COMMON STOCK.

         2.1 Issuance, Consideration and Terms. Any unissued or treasury shares of the Common Stock may be issued from time to time for such consideration (not less than the par value thereof) as may be fixed from time to time by the Board of Directors. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be of equal rank and shall be identical to every other share of Common Stock. Holders of Common stock shall have such rights as are provided herein and by law.

         2.2 Voting Rights. Except as expressly required by law or as provided in or fixed and determined pursuant to Section 1 of this Article Four, the entire voting power and all voting rights shall be vested exclusively in the Common Stock. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share standing in such holder's name on the books of the corporation.

         2.3 Dividends. Subject to Section 1 of this Article Four, the holders of Common Stock shall be entitled to receive, and shall share equally share for share, when and as declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends or distributions payable in cash, in property or in securities of the corporation.